FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”) Suite 2300 – 1177 West Hastings Street Vancouver, B.C. V6E 4K3

Item 2.	Date of Material Change

January 11, 2012

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change disclosed in this report is January 11, 2012. The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports the appointment of Jonathan Berg to the board of directors.

Item 5.	Full Description of Material Change

The Issuer reports the addition of Jonathan A. Berg to its Board of Directors, effective January 10, 2012. The appointment of Mr. Berg increases the number of directors on the Issuer’s board from eight to nine.

Mr. Berg has over 36 years of experience in finance and investments. Currently, he is a member of the board of directors, chairman of the compensation committee and member of the audit committee at Scorpio Mining Corporation. Previously, Mr. Berg was a member of the board of directors and non-executive chairman at Colombia Goldfields from March 2007 to October 2009 when Colombia merged into Medoro Resources. From 2005 to 2010, he was the vice-president, finance, of PeriCor Therapeutics Inc. where he was responsible for various medical support and business activities of the Issuer. Formerly, Mr. Berg was president, chief information officer and founder of Berg Capital Corp., a registered investment adviser based in New York, where he was involved with the start-up of several companies; acted as a consultant on finance and corporate structure; and assisted in the financing of early-stage companies in the fields of energy, technology, health care and consumer electronics. Prior to Berg Capital, he held positions as vice-president/portfolio manager with Oppenheimer Capital Corp. and Standard & Poor's InterCapital. He holds a Bachelors of Science from the University of California at Berkeley and an MBA from the Wharton School of Finance at the University of Pennsylvania.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the discovery and exploitation of any placer deposits in the vicinity of the Livengood deposit, the potential for a production decision to be made in respect of the Livengood Project and/or any placer deposits in the vicinity of the Livengood Deposit, the potential for any production at the Livengood project and/or any placer deposits in the vicinity of the Livengood Project, and business and financing plans and business trends, are forward-looking statements. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer's Annual Information Form filed with certain securities commissions in Canada and the Issuer's annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

James Komadina, President & CEO Business Telephone No.: (720) 881-7646

Item 9.	Date of Report

January 9, 2012